SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)(1)

SANDATA, INC.
(Name of Issuer)

Common Stock par value $.001 per share
(Title of Class of Securities)

799-778-204
(CUSIP Number)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 799-778-204        13G                Page 2 of 6 Pages

1. NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

GARY STOLLER
###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)    [  ]

                                                     (b)    [  ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER         5.  SOLE VOTING POWER

OF SHARES          224,786

BENEFICIALLY   6.  SHARED VOTING POWER

OWNED BY EACH      8,000

REPORTING      7.  SOLE DISPOSITIVE POWER

PERSON             224,786

WITH           8.  SHARED DISPOSITIVE POWER

                   8,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
232,786

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

23.4%

12.  TYPE OF REPORTING PERSON*

IN

SCHEDULE 13G

Item 1(a).Name of Issuer:

Sandata, Inc.

Item 1(b).Address of Issuer's Principal Executive Offices:

26 Harbor Park Drive
Port Washington, NY  11050

Item 2(a).Name of Person Filing:

Gary Stoller

Item 2(b).Address of Principal Business Office or, if None,
Residence:

26 Harbor Park Drive
Port Washington, NY  11050

Item 2(c).Citizenship:

United States of America

Item 2(d).Title of Class of Securities:

Common Shares, par value $.001 per share

Item 2(e).CUSIP Number:

799-778-204

Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether person filing is a:

(a) [  ] Broker or dealer registered under Section 15 of the Act,

(b) [  ] Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d) Investment Company registered under Section 8 of the
Investment Company Act,

(e) Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
(G); see Item 7,

(h)Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount beneficially owned:

232,786 Includes 131,667 shares issuable upon the exercise of options which are currently exercisable. Includes 8,000 held in trusts for Mr. Stoller's children, of which Mr. Stoller is Co-
Trustee.

(b)Percent of Class:

23.4%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote 224,786,

(ii) Shared power to vote or to direct the vote 8,000,

(iii) Sole power to dispose or to direct the disposition of 224,786,

(iv) Shared power to dispose or to direct the disposition of 8,000.

Item 5.Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following [   ]. Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. Inapplicable

Item 8.  Identification and Classification of Members of the
Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)
(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group. Inapplicable

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. Inapplicable

Item 10.  Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect." Inapplicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                June 12, 1997
                                                     (Date)



                                            /s/ Gary Stoller
                                                (Signature)



                                        Gary Stoller, Executive
                                                 Vice President
                                                 (Name/Title)